NUVEEN INVESTMENTS, INC.                                            EXHIBIT 12.2
COMPUTATION OF RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIRMENTS



 (in thousands,                     Year Ended December 31,
 except ratios)      2004        2003       2002       2001       2000
-------------------------------------------------------------------------

Pre-tax income
 from continuing
 operations
 before
 adjustment
 for minority
 interest(a)       $ 254,382   $222,232   $194,908  $179,961  $170,348

Minority interest
 in pre-tax
 income of
 subsidiaries
 that have not
 incurred fixed
 charges              (1,875)    (1,077)      -         -           -

Pre-tax earnings
 before fixed      ----------- -----------------------------------------
 charges           $ 252,507   $221,155   $194,908  $179,961  $170,348
                   ----------- -----------------------------------------
Fixed charges:
 Interest expense
 and amortization
 of debt issuance
 costs on all
 indebtness        $  12,513   $  7,435   $  4,892  $  3,798  $  3,025


  Portion of
   rental expense
   representative
   of the interest
   factor(b)           3,548      3,512      3,213     2,754     2,718

  Preferred stock
  dividend
  requirements           -           -         141     1,195     2,250



Total combined
fixed charges and
preferred stock
dividend           ------------------------------------------------------
requirements       $  16,061   $ 10,947   $  8,246  $  7,747  $  7,993
                   ------------------------------------------------------


Total earnings     ------------------------------------------------------
  as defined       $ 268,568   $232,102   $203,013  $186,513  $176,091
                   ======================================================

Ratio of earnings
to combined fixed
charges and
preferred stock
dividend
requirements           16.72      21.20      24.62     24.07     22.03


(a) Effective April 1, 2004, Nuveen Investments, Inc. began recognizing expense for stock-based compensation using the fair value based method of accounting described in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended. Nuveen Investments, Inc. has chosen the retroactive restatement method described in SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which amended SFAS No. 123. As a result, financial information for all prior periods presented above have been restated to reflect the salaries and employee benefits expense that would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date.

(b) Represents one-third of rental expense, which approximates the portion representing interest.